                                                                    Exhibit 12.1
                 Statement regarding the computation of ratios


                                 Boston Edison
                   Computation of Earnings to Fixed Charges
                            (Dollars in Thousands)

                                         Twelve Months
                                             Ended
                                         September 30,                           Year Ended December 31,
                                               2000           1999                1998           1997                 1995
                                           --------       ---------------------------------------------------------------------
Net income from continuing                 $129,540       $160,314       $141,046       $144,642       $141,546     $112,310
Income taxes                                 90,135         68,564         73,682         82,455         87,982       66,547
Fixed Charges                               127,401(1)     111,157(1)     102,151        116,666        119,200      128,349
                                           --------       --------       --------       --------       --------     --------
      Total                                 347,076        340,035        316,879        343,763        348,728      307,206
                                           --------       --------       --------       --------       --------     --------
Interest expense                            114,501         97,757         91,751        107,099        109,467      119,282
Interest component of rentals                12,900         13,400         10,400          9,567          9,733        9,067
                                           --------       --------       --------       --------       --------     --------
    Subtotal                                127,401        111,157        102,151        116,666        119,200      128,349
                                           --------       --------       --------       --------       --------     --------

Preferred stock dividend requirements of
   consolidated and subsidiary                9,767          8,514         13,341         20,642         24,862       24,755

      Total                                $137,168       $119,671       $115,492       $137,308       $144,062     $153,104
                                           ========       ========       ========       ========       ========     ========

Ratio of earnings to fixed charges             2.53           2.84           2.74           2.50          2.42          2.01

(1) Fixed charges include interest expense related to securitization of approximately $35 million for the twelve months ended September 30, 2000 and approximately $20 million for year ended December 31, 1999. Excluding securitization interest, the ratios of earnings to fixed charges would be 3.32x for the twelve months ended September 30, 2000 and 3.22x for the year ended December 31, 1999.